UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar Agrees to Acquire 100% of Viajes Falabella and Enters into Long-Term Strategic Alliance with Falabella Financiero

  Despegar to acquire Viajes Falabella’s operation in the region, further strengthening its market position as the leading travel agency in Latin America
  Falabella Financiero to boost the travel offering for its CMR Puntos loyalty program, while enhancing its digital ecosystem and the presence of CMR card in Despegar.com
  Schedules call at 5:30 p.m. EDT today to discuss the transaction

BUENOS AIRES, Argentina--(BUSINESS WIRE)--April 15, 2019--Despegar.com, Corp. (NYSE: DESP), (“Despegar”), the leading online travel company in Latin America today announced it has entered into an Agreement with Falabella Financiero, a subsidiary of Falabella, through which both companies plan to establish a 10-year commercial agreement in Chile, Colombia, Peru, and Argentina, the term of which could be extended. Included in the transaction is the transfer of 100% share ownership of Viajes Falabella’s operations to Despegar.

The acquisition of Viajes Falabella in Chile, Colombia, Peru and Argentina, together with the license to use the Viajes Falabella brand name has been agreed for a total consideration of US $27 million. The transaction assumes the transfer of these operations free of any financial debt.

According to Viajes Falabella, during 2018 the company recorded revenues and EBITDA of approximately US$ 50 million, and US$ 3.5 million, respectively. Approximately 65% of its revenues are derived from tourist packages reinforcing Despegar’s strategy of offering higher value-added products oriented to enhancing the travel experience of its customers.

With this agreement, clients of both companies will have access to an enhanced travel and tourism product and service offering, through an omnichannel service model (online, call center and physical stores). In addition, customers will be able to access exclusive discounts, earn double CMR Points Falabella’s loyalty program, both at Viajes Falabella and Despegar, as well as an expanded product offering in exchange for CMR Points at Viajes Falabella.

Mr. Damian Scokin, CEO of Despegar, noted: “We are delighted to have entered into this Agreement with Falabella which will allow us to further strengthen our position as the leading travel company in Latin America. We are acquiring a business with a successful track record and attractive growth opportunities, fully aligned with our business strategy of focusing on higher-margin packages, hotels and other travel products. Moreover, the commercial alliance will also allow us to further enhance our wide array of customer financing alternatives.”

The CEO of Falabella Financiero, Juan Manuel Matheu commented: “This alliance will allow us to integrate a better value proposition into our digital ecosystem, significantly improving the travel offering and the digital experience of our CMR Puntos program, making available to our customers the best tourist product content in the market. In addition, Falabella Financiero will contribute to Despegar our payment processing capabilities, financing and the region's most recognized loyalty program."

Viajes Falabella will maintain the brand, its network of physical stores and its digital platforms, to enhance the supply of products and services of Despegar.

The transaction is subject to customary closing conditions for transactions of this type, including approval of the relevant antitrust authority.

A conference call to discuss the transaction is scheduled to take place today, Monday, April 15, 2019 at 5:30 pm ET, followed by a question and answer session for the investment community.

Executives
Mr. Alberto López-Gaffney, Chief Financial Officer
Mr. Marcelo Grether, Head of Strategy and Business Development
Mr. Javier Kelly Grinner, Investor Relations

To participate, please dial
1-866-270-1533 (U.S. domestic)
1-412-317-0797 (International)

Passcode: Despegar Update Call

Webcast: click here | Replay: click here

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a tailor-made experience to more than 18 million customers.

Despegar’s websites and leading mobile apps, offer products from over 300 airlines, more than 520,000 accommodation options, as well as approximately 1,100 car rental agencies and approximately 240 destination services suppliers with more than 8,700 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

About Falabella Financiero

Falabella Financiero is the subsidiary of Falabella, which, through its business units (CMR Falabella, Banco Falabella, Seguros Falabella and Viajes Falabella), makes available to customers a comprehensive offering of financial products and services.

The company has developed an omnichannel service model, adding digital attention processes to its physical channels, which has allowed it to position itself as the leader in financial digitalization in Latin America.

The company operates across five countries: Chile, Peru, Colombia, Argentina and, since 2017, in Mexico, with an emphasis on regional development.

Forward-Looking Statements

This press release includes forward-looking statements. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements.

CONTACT:
IR Contact
Javier Kelly Grinner
Investor Relations
Phone: (+5411) 5173 3501
E-mail: investorelations@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Juan Pablo Alvarado
Name: Juan Pablo Alvarado
Title: General Counsel - Secretary

Date: April 15, 2019